UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 16, 2020 (October 15, 2020)

CIT GROUP INC.

(Exact name of registrant as specified in its charter)

Delaware	001-31369	65-1051192
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

11 W. 42nd Street,

New York, New York 10036

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (212) 461-5200

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	CIT	New York Stock Exchange
5.625% Non-Cumulative Perpetual Preferred Stock, Series B, par value $0.01 per share	CITPRB	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

On October 16, 2020, CIT Group Inc. (“CIT”), the parent company of CIT Bank, N.A., and First Citizens BancShares, Inc. (“BancShares”), the parent company of First-Citizens Bank & Trust Company, issued a joint press release announcing the execution of a definitive agreement (the “Merger Agreement”) under which the companies will combine in an all-stock merger of equals. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

In connection with the announcement of the Merger Agreement, CIT and BancShares intend to provide supplemental information regarding the proposed transaction in connection with presentations to analysts and investors. The slides that will be made available in connection with the presentations are attached hereto as Exhibit 99.2 and are incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description of Exhibit

99.1	Joint Press Release, dated October 16, 2020

99.2	Investor Presentation, dated October 16, 2020

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

The inclusion of any website address in this Form 8-K, and any exhibit thereto, is intended to be an inactive textual reference only and not an active hyperlink. The information contained in, or that can be accessed through, such website is not part of or incorporated into this Form 8-K.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and future performance of BancShares and CIT. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “targets,” “designed,” “could,” “may,” “should,” “will” or other similar words and expressions are intended to identify these forward-looking statements. These forward-looking statements are based on BancShares’ and CIT’s current expectations and assumptions regarding BancShares’ and CIT’s businesses, the economy, and other future conditions.

Because forward-looking statements relate to future results and occurrences, they are subject to inherent risks, uncertainties, changes in circumstances and other factors that are difficult to predict. Many possible events or factors could affect BancShares’ and/or CIT’s future financial results and performance and could cause the actual results, performance or achievements of BancShares and/or CIT to differ materially from any anticipated results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, (1) the risk that the cost savings, any revenue synergies and other anticipated benefits of the proposed transaction may not be realized or may take longer than anticipated to be realized, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the condition of the economy and competitive factors in areas where BancShares and CIT do business, (2) disruption to the parties’ businesses as a result of the announcement and pendency of the proposed transaction and diversion of management’s attention from ongoing business operations and opportunities, (3) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement, (4) the risk that the integration of BancShares’ and CIT’s operations will be materially delayed or will be more costly or difficult than expected or that BancShares and CIT are otherwise unable to successfully integrate their businesses, (5) the failure to obtain the necessary approvals of the stockholders of BancShares and/or CIT, (6) the outcome of any legal proceedings that may be instituted against BancShares and/or CIT, (7) the failure to obtain required governmental approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction), (8) reputational risk and potential adverse reactions of BancShares’ and/or CIT’s customers, suppliers, employees or other business partners, including those resulting from the announcement or completion of the proposed transaction, (9) the failure of any of the closing conditions in the Merger Agreement to be satisfied on a timely basis or at all, (10) delays in closing the proposed transaction, (11) the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by BancShares’ issuance of additional shares of its capital stock in connection with the proposed transaction, (13) general competitive, economic, political and market conditions, (14) other factors that may affect future results of CIT and/or BancShares including changes in asset quality and credit risk, the inability to sustain revenue and earnings growth, changes in interest rates and capital markets, inflation, customer borrowing, repayment, investment and deposit practices, the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms, and (15) the impact of the global COVID-19 pandemic on BancShares’ and/or CIT’s businesses, the ability to complete the proposed transaction and/or any of the other foregoing risks.

Except to the extent required by applicable law or regulation, each of BancShares and CIT disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Further information regarding BancShares, CIT and factors which could affect the forward-looking statements contained herein can be found in BancShares’ Annual Report on Form 10-K for the fiscal year ended December 31, 2019, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2020 and June 30, 2020, and its other filings with the Securities and Exchange Commission (the “SEC”), and in CIT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2020 and June 30, 2020, and its other filings with the SEC.

Additional Information about the Proposed Transaction and Where to Find It

BancShares intends to file a registration statement on Form S-4 with the SEC to register the shares of BancShares’ capital stock that will be issued to CIT’s stockholders in connection with the proposed transaction. The registration statement will include a joint proxy statement of BancShares and CIT that also constitutes a prospectus of BancShares. The definitive joint proxy statement/prospectus will be sent to the stockholders of BancShares and CIT seeking their approval of the proposed transaction and the issuance of BancShares stock in the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE (AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING BANCSHARES, CIT, THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by BancShares or CIT through the website maintained by the SEC at http://www.sec.gov or from BancShares at its website, www.firstcitizens.com, or from CIT at its website, www.cit.com. Documents filed with the SEC by BancShares will be available free of charge by accessing the “Newsroom” page of BancShares’ website at www.firstcitizens.com or, alternatively, by directing a request by telephone or mail to First Citizens BancShares, Inc., Mail Code: FCC-22, PO Box 27131, Raleigh, North Carolina 27611-7131, (919) 716-7000, and documents filed with the SEC by CIT will be available free of charge by accessing CIT’s website at www.cit.com under the tab “About Us,” and then under the heading “Investor Relations” or, alternatively, by directing a request by telephone or mail to CIT Group Inc., One CIT Drive, Livingston, New Jersey 07039, (866) 542-4847.

Participants in the Solicitation

BancShares, CIT, and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of each of BancShares and CIT in connection with the proposed transaction under the rules of the SEC. Certain information regarding the interests of the directors and executive officers of BancShares and CIT and other persons who may be deemed participants in the solicitation of the stockholders of BancShares or of CIT in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the proposed transaction, which will be filed with the SEC. Additional information about BancShares, the directors and executive officers of BancShares and their ownership of BancShares common stock can also be found in BancShares’ definitive proxy statement in connection with its 2020 annual meeting of stockholders, as filed with the SEC on February 26, 2020, and other documents subsequently filed by BancShares with the SEC. Additional information about CIT, the directors and executive officers of CIT and their ownership of CIT common stock can also be found in CIT’s definitive proxy statement in connection with its 2020 annual meeting of stockholders, as filed with the SEC on April 2, 2020, and other documents subsequently filed by CIT with the SEC. These documents can be obtained free of charge from the sources described above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CIT Group Inc. (Registrant)

By	/s/ John Fawcett
Name:	John Fawcett
Title:	Executive Vice President & Chief Financial Officer

Date: October 16, 2020

Exhibit 99.1

Company Release – 10/16/2020 06:00AM(ET)

First Citizens BancShares, Inc. and CIT Group Inc. Announce Transformational Partnership to Create a Top-Performing Commercial Bank

-	Merger creates a Top 20 U.S. bank with over $100 billion in assets

-	Creates greater scale to drive growth, improve profitability and enhance stockholder value

-	Financially compelling transaction with targeted earnings per share accretion of +50% with fully phased in cost synergies and targeted tangible book value per share accretion of ~30%

-

Brings together complementary strengths with First Citizens’ low-cost retail deposit franchise and full suite of banking products and CIT’s national commercial lending franchise and strong market positions

-

Creates diversified deposit strategy with First Citizens’ 550+ retail banking locations in key growth MSAs, including throughout the Southeast, and CIT’s rapidly growing homeowner association business, leading direct bank and complementary Southern California retail branch network

-

The combined company expects to be well-positioned to leverage its product portfolio and technology across the franchises and make additional investments in technology to enhance the customer experience

-	Combines experienced management teams with significant integration experience and a shared commitment to a strong culture that serves customers and communities

-	Conservative credit mark and strong capital levels are expected to facilitate additional growth and stockholder-enhancing capital management strategies

RALEIGH, North Carolina and NEW YORK, New York – October 16, 2020 – First Citizens BancShares, Inc. (NASDAQ: FCNCA) (“First Citizens”), the parent company of First-Citizens Bank & Trust Company, and CIT Group Inc. (NYSE: CIT) (“CIT”), the parent company of CIT Bank, N.A., jointly announced today that they have entered into a definitive agreement under which the companies will combine in an all-stock merger of equals to create the 19th largest bank in the United States based on assets.

The transformational partnership will create greater scale to drive growth, improve profitability and enhance stockholder value. The transaction brings together the complementary strengths of First Citizens’ low-cost retail deposit franchise and full suite of banking products with CIT’s national commercial lending expertise and strong market positions. In addition, it creates a more diversified deposit strategy with First Citizens’ 550+ full-service retail banking locations in key growth MSAs, including across the Southeast, and CIT’s rapidly growing homeowner association business, leading direct bank and complementary Southern California retail branch network.

Under the terms of the definitive merger agreement, which was unanimously approved by the Boards of Directors of both companies, CIT stockholders will receive 0.0620 shares of First Citizens class A common stock for each share of CIT common stock they own. First Citizens stockholders will own approximately 61% and CIT stockholders will own approximately 39% of the combined company.

The combined company will operate under the First Citizens name and will trade under the First Citizens ticker symbol FCNCA on the Nasdaq stock market. The combined company will be headquartered in Raleigh, N.C., and will maintain significant operation centers in New York, Pasadena, Omaha, Phoenix, Jacksonville, Fla., New Jersey and Columbia, S.C., among other locations.

Frank Holding, Jr., Chairman and CEO of First Citizens, will retain the same roles at the combined company. Ellen R. Alemany, Chairwoman and CEO of CIT, will assume the role of Vice Chairwoman and play a key role in the merger integration. In addition, she will serve on the Board of Directors of the combined company.

The Board of Directors of the combined company will consist of 14 directors, the current 11 First Citizens Board members and three CIT Board members, including Ms. Alemany.

“This is a transformational partnership for First Citizens and CIT designed to create long-term value for all of our constituents including our stockholders, our customers, our associates and our communities,” said Frank Holding, Jr. “We have long admired CIT’s market-leading commercial business, including their strong market position across multiple asset classes. Under Ellen’s leadership, CIT has made tremendous progress in reducing its cost of funds, enhancing risk management processes and retaining key talent. First Citizens has a long history of delivering strong returns to our stockholders, gathering low-cost deposits and driving strong earnings, which are all supported by an exceptional credit culture, strong capital and excellent risk management. Together, First Citizens and CIT will be able to leverage both companies’ unique attributes to create the 19th largest bank in the country, well-positioned to compete across the United States.”

Ellen R. Alemany, Chairwoman and CEO of CIT, said, “Frank and I have long respected each other’s companies and believe this transaction will accelerate our strategic goals by bringing together the expertise of both banks to create scale, strength and value. I’m proud of the work we have done to transform CIT in recent years to a leading, national commercial bank. This transaction will build on those efforts and more fully unlock the potential in our core franchises. In addition, the strength that is created as a larger U.S. bank will enable greater opportunities for our team, our customers and our communities.”

Financially Compelling Transaction for All Stockholders

Significant Earnings Per Share Accretion and Tangible Book Value Per Share Accretion: The transaction is targeted to deliver in excess of 50% EPS accretion once cost savings are fully phased in. The tangible book value per share accretion is targeted to be in excess of 30% at closing.

Cost Synergies: The companies have identified approximately 10% in targeted pro forma combined noninterest expense savings.

Long-term Stockholder Value Creation and Tangible Book Value Per Share Growth Focus: The combined company expects to continue to emphasize tangible book value growth over time. On a pro forma basis, the combined company targets delivering top-tier operating performance, with a ROTCE of approximately 13%.

Strong Capital and Credit Reserve Levels: The combined company is expected to have in excess of 9.4% Tier I Common Equity at closing. The combined allowance for credit losses will be approximately $1.8 billion in aggregate, representing approximately 2.4% of the loan portfolio. The combined company’s targeted strong capital ratios are designed to support organic growth, additional acquisitions and capital management strategies to enhance stockholder value.

Strategically Compelling for Both Organizations

Enhanced Scale to Drive Growth, Improve Profitability and Enhance Stockholder Value: The pro forma organization, with over $100 billion in assets and over $80 billion in deposits, combines two high-quality companies focused on driving strong, consistent growth and profitability. First Citizens stockholders have enjoyed stock price performance that has exceeded the Nasdaq Bank Index over the last 5-, 10- and 20-year periods. This transaction provides a platform for growth and profitability that is expected to drive stockholder returns for many years into the future.

Combines First Citizens’ Lower Cost Deposit Franchises and CIT’s Market-Leading Nationwide Commercial Franchise: The combined company expects to benefit from the combination of First Citizens’ strong, low-cost deposit base and CIT’s leading nationwide lending platform. CIT’s industry, asset class and capital markets expertise can deliver financing solutions to First Citizens’ strong client base. First Citizens brings a full suite of banking products and services to CIT commercial and retail customers, including deposit, mortgage, auto financing, merchant services, credit and debit cards, wealth management and trust solutions. First Citizens’ strong deposit suite and low-cost funding is targeted to enable the pro forma company to expand its business and compete more effectively with larger competitors. CIT’s HOA business is also expected to continue to be an important low-cost funding source.

Experienced Management Teams with Significant Integration Experience: This merger combines two highly respected management teams operating complementary business lines. Both companies have significant merger integration experience and proven track records of successfully integrating acquisitions to drive stockholder value. First Citizens has been in a continuous merger and integration cycle for the last 10+ years acquiring over 25 companies resulting in superior business performance and stock price performance over this time period. CIT’s three acquisitions since 2014 represent over $30 billion in acquired and integrated assets.

Combined Company Poised For Long-Term Growth: Several of the combined companies’ business lines will be enhanced through this combination. The combined Southern Californian branch and deposit-gathering footprint will be substantially enhanced. The mortgage business is targeted to double in size with attractive growth prospects. Complementary SBA business lines are targeted to significantly increase in scale and present additional opportunities for growth.

Significant Opportunity to Optimize the Balance Sheet and Earnings: Lower funding costs are targeted to enable CIT’s commercial lines to compete more effectively, and a diversified funding mix should enable the combined company to reduce financing costs through improved credit ratings for CIT’s businesses and additional scale and diversification.

Combined Company Laser-Focused on Credit Quality, Capital Adequacy and Risk Management: First Citizens has a long track record of significantly below peer Non-Performing Asset ratios and Net Charge-Off ratios. Both companies have completed extensive due diligence. This transaction provides immediate product and geographic diversification.

Strong Reputation, Robust Customer Relationships and Similar Cultures Reduce Integration Risk: The combined company is designed to leverage the strong reputation of both companies with the goal of delivering strong performance and results for customers, colleagues and communities.

Company Well Positioned for Long-Term Value Creation Due to Stable Low-Cost Deposits, Strong Presence in High-Growth MSAs Nationwide and Online Platform, Providing Diverse Funding Mix: First Citizens’ deposit costs are currently 0.13% and have historically been consistently below peer funding costs. CIT’s direct banking deposit platform offers a unique opportunity to scale online deposits in a cost-efficient manner and its leading homeowner association deposit channel offers additional growth and diversification.

Approval and Timing

The merger is expected to close in the first half of 2021, subject to satisfaction of customary closing conditions, including receipt of regulatory approvals and approval by the stockholders of each company.

Transaction Advisors

Piper Sandler & Co. served as financial advisor to First Citizens, with Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. serving as legal advisor. Keefe, Bruyette & Woods, A Stifel Company, and Morgan Stanley & Co. LLC served as financial advisor to CIT, with Sullivan & Cromwell LLP serving as legal advisor.

Joint Investor Conference Call

There will be a joint conference call to discuss the transaction at 8 a.m. Eastern time today. To listen to the live call, please dial 1-888-317-6003 (U.S.), 1-866-284-3684 (Canada) or 1-412-317-6061 (international) and enter the participant code 7110614.

A link to the live webcast, along with the related presentations, will be available on the investor relations section of each company’s website at ir.cit.com/CorporateProfile and firstcitizens.com/investor-relations.

An audio replay will be available an hour after the conclusion of the call. To access the replay, dial 1-877-344-7529 (U.S.), 1-855-669-9658 (Canada) or 1-412-317-0088 (international) and use access number 10149208. This replay will be available through November 30, 2020.

About First Citizens

First Citizens is the financial holding company for Raleigh, North Carolina-headquartered First Citizens Bank & Trust Company. First-Citizens Bank & Trust Company provides a broad range of financial services to individuals, businesses, professionals and the medical community through branch offices in 19 states, including digital banking, mobile banking, ATMs and telephone banking. As of June 30, 2020, First Citizens had total assets of $47.9 billion. For more information, visit First Citizens’ website at firstcitizens.com. First Citizens Bank. Forever First®.

About CIT

CIT is a leading national bank focused on empowering businesses and personal savers with the financial agility to navigate their goals. CIT Group Inc. (NYSE: CIT) is a financial holding company with over a century of experience and operates a principal bank subsidiary, CIT Bank, N.A. (Member FDIC, Equal Housing Lender). CIT’s commercial banking segment includes commercial financing, community association banking, middle market banking, equipment and vendor financing, factoring, railcar financing, treasury and payments services, and capital markets and asset management. CIT’s consumer banking segment includes a national direct bank and regional branch network. As of June 30, 2020, CIT had total assets of $61.7 billion. Discover more at cit.com/about.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and future performance of First Citizens and CIT. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “targets,” “designed,” “could,” “may,” “should,” “will” or other similar words and expressions are intended to identify these forward-looking statements. These forward-looking statements are based on First Citizens’ and CIT’s current expectations and assumptions regarding First Citizens’ and CIT’s businesses, the economy, and other future conditions.

Because forward-looking statements relate to future results and occurrences, they are subject to inherent risks, uncertainties, changes in circumstances and other factors that are difficult to predict. Many possible events or factors could affect First Citizens’ and/or CIT’s future financial results and performance and could cause the actual results, performance or achievements of First Citizens and/or CIT to differ materially from any anticipated results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, (1) the risk that the cost savings, any revenue synergies and other anticipated benefits of the proposed merger may not be realized or may take longer than anticipated to be realized, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the condition of the economy and competitive factors in areas where First Citizens and CIT do business, (2) disruption to the parties’ businesses as a result of the announcement and pendency of the proposed merger and diversion of management’s attention from ongoing business operations and opportunities, (3) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between First Citizens and CIT, (4) the risk that the integration of First Citizens’ and CIT’s operations will be materially delayed or will be more costly or difficult than expected or that First Citizens and CIT are otherwise unable to successfully integrate their businesses, (5) the failure to obtain the necessary approvals of the stockholders of First Citizens and/or CIT, (6) the outcome of any legal proceedings that may be instituted against First Citizens and/or CIT, (7) the failure to obtain required governmental approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction), (8) reputational risk and potential adverse reactions of First Citizens’ and/or CIT’s customers, suppliers, employees or other business partners, including those resulting from the announcement or completion of the proposed merger, (9) the failure of any of the closing conditions in the definitive merger agreement to be satisfied on a timely basis or at all, (10) delays in closing the proposed merger, (11) the possibility that the proposed merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by First Citizens’ issuance of additional shares of its capital stock in connection with the proposed merger, (13) general competitive, economic, political and market conditions, (14) other factors that may affect future results of CIT and/or First Citizens including changes in asset quality and credit risk, the inability to sustain revenue and earnings growth, changes in interest rates and capital markets, inflation, customer borrowing, repayment, investment and deposit practices, the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms, and (15) the impact of the global COVID-19 pandemic on First Citizens’ and/or CIT’s businesses, the ability to complete the proposed merger and/or any of the other foregoing risks.

Except to the extent required by applicable law or regulation, each of First Citizens and CIT disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Further information regarding First Citizens, CIT and factors which could affect the forward-looking statements contained herein can be found in First Citizens’ Annual Report on Form 10-K for the fiscal year ended December 31, 2019, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2020 and June 30, 2020, and its other filings with the Securities and Exchange Commission (the “SEC”), and in CIT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2020 and June 30, 2020, and its other filings with the SEC.

Important Information about the Merger and Where to Find It

First Citizens intends to file a registration statement on Form S-4 with the SEC to register the shares of First Citizens’ capital stock that will be issued to CIT’s stockholders in connection with the proposed transaction. The registration statement will include a joint proxy statement of First Citizens and CIT that also constitutes a prospectus of First Citizens. The definitive joint proxy statement/prospectus will be sent to the stockholders of First Citizens and CIT seeking their approval of the proposed merger and the issuance of First Citizens shares in the proposed merger.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE (AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING FIRST CITIZENS, CIT, THE PROPOSED MERGER AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by First Citizens or CIT through the website maintained by the SEC at http://www.sec.gov or from First Citizens at its website, www.firstcitizens.com, or from CIT at its website, www.cit.com. Documents filed with the SEC by First Citizens will be available free of charge by accessing the “Newsroom” page of First Citizens’ website at www.firstcitizens.com or, alternatively, by directing a request by telephone or mail to First Citizens BancShares, Inc., Mail Code: FCC-22, PO Box 27131, Raleigh, North Carolina 27611-7131, (919) 716-7000, and documents filed with the SEC by CIT will be available free of charge by accessing CIT’s website at www.cit.com under the tab “About Us,” and then under the heading “Investor Relations” or, alternatively, by directing a request by telephone or mail to CIT Group Inc., One CIT Drive, Livingston, New Jersey 07039, (866) 542-4847.

Participants in Solicitation

First Citizens, CIT, and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of each of First Citizens and CIT in connection with the proposed merger under the rules of the SEC. Certain information regarding the interests of the directors and executive officers of First Citizens and CIT and other persons who may be deemed participants in the solicitation of the stockholders of First Citizens or of CIT in connection with the proposed merger and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the proposed merger, which will be filed with the SEC. Additional information about First Citizens, the directors and executive officers of First Citizens and their ownership of First Citizens common stock can also be found in First Citizens’ definitive proxy statement in connection with its 2020 annual meeting of stockholders, as filed with the SEC on February 26, 2020, and other documents subsequently filed by First Citizens with the SEC. Additional information about CIT, the directors and executive officers of CIT and their ownership of CIT common stock can also be found in CIT’s definitive proxy statement in connection with its 2020 annual meeting of stockholders, as filed with the SEC on April 2, 2020, and other documents subsequently filed by CIT with the SEC. These documents can be obtained free of charge from the sources described above.

First Citizens Contact Information

Barbara Thompson

Director of Corporate Communications and Brand Marketing

(919) 716-2716

barbara.thompson@firstcitizens.com

Tom Heath

Director of Investor Relations

(919) 716-4565

tom.heathIII@firstcitizens.com

CIT Contact Information

Gina Proia

EVP, Chief Marketing and Communications Officer

212-771-6008

gina.proia@cit.com

Barbara Callahan

SVP and Head of Investor Relations

973-740-5058

barbara.callahan@cit.com

Transformational Partnership Creates a Top-Performing Commercial Bank October 16, 2020 Exhibit 99.2

Legal Disclosures Forward Looking Statement This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and future performance of First Citizens and CIT. Words such as “anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects," “targets,” “designed,” "could," "may," "should," "will" or other similar words and expressions are intended to identify these forward-looking statements. These forward-looking statements are based on First Citizens’ and CIT's current expectations and assumptions regarding First Citizens’ and CIT’s businesses, the economy, and other future conditions. Because forward-looking statements relate to future results and occurrences, they are subject to inherent risks, uncertainties, changes in circumstances and other factors that are difficult to predict. Many possible events or factors could affect First Citizens’ and/or CIT’s future financial results and performance and could cause the actual results, performance or achievements of First Citizens and/or CIT to differ materially from any anticipated results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, (1) the risk that the cost savings, any revenue synergies and other anticipated benefits of the proposed merger may not be realized or may take longer than anticipated to be realized, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the condition of the economy and competitive factors in areas where First Citizens and CIT do business, (2) disruption to the parties’ businesses as a result of the announcement and pendency of the proposed merger and diversion of management’s attention from ongoing business operations and opportunities, (3) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between First Citizens and CIT, (4) the risk that the integration of First Citizens’ and CIT’s operations will be materially delayed or will be more costly or difficult than expected or that First Citizens and CIT are otherwise unable to successfully integrate their businesses, (5) the failure to obtain the necessary approvals of the stockholders of First Citizens and/or CIT, (6) the outcome of any legal proceedings that may be instituted against First Citizens and/or CIT, (7) the failure to obtain required governmental approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction), (8) reputational risk and potential adverse reactions of First Citizens’ and/or CIT’s customers, suppliers, employees or other business partners, including those resulting from the announcement or completion of the proposed merger, (9) the failure of any of the closing conditions in the definitive merger agreement to be satisfied on a timely basis or at all, (10) delays in closing the proposed merger, (11) the possibility that the proposed merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by First Citizens’ issuance of additional shares of its capital stock in connection with the proposed merger, (13) general competitive, economic, political and market conditions, (14) other factors that may affect future results of CIT and/or First Citizens including changes in asset quality and credit risk, the inability to sustain revenue and earnings growth, changes in interest rates and capital markets, inflation, customer borrowing, repayment, investment and deposit practices, the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms, and (15) the impact of the global COVID-19 pandemic on First Citizens’ and/or CIT’s businesses, the ability to complete the proposed merger and/or any of the other foregoing risks. Except to the extent required by applicable law or regulation, each of First Citizens and CIT disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Further information regarding First Citizens, CIT and factors which could affect the forward-looking statements contained herein can be found in First Citizens’ Annual Report on Form 10-K for the fiscal year ended December 31, 2019, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2020 and June 30, 2020, and its other filings with the Securities and Exchange Commission (the “SEC”), and in CIT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2020 and June 30, 2020, and its other filings with the SEC and available on the SEC’s website at http://www.sec.gov. Important Other Information First Citizens intends to file a registration statement on Form S-4 with the SEC to register the shares of First Citizens’ capital stock that will be issued to CIT’s stockholders in connection with the proposed transaction. The registration statement will include a joint proxy statement of First Citizens and CIT that also constitutes a prospectus of First Citizens. The definitive joint proxy statement/prospectus will be sent to the stockholders of First Citizens and CIT seeking their approval of the proposed merger and the issuance of First Citizens shares in the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE (AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING FIRST CITIZENS, CIT, THE PROPOSED MERGER AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by First Citizens or CIT through the website maintained by the SEC at http://www.sec.gov or from First Citizens at its website, www.firstcitizens.com, or from CIT at its website, www.cit.com. Documents filed with the SEC by First Citizens will be available free of charge by accessing the “Newsroom” page of First Citizens’ website at www.firstcitizens.com or, alternatively, by directing a request by telephone or mail to First Citizens BancShares, Inc., Mail Code: FCC-22, PO Box 27131, Raleigh, North Carolina 27611-7131, (919) 716-7000, and documents filed with the SEC by CIT will be available free of charge by accessing CIT’s website at www.cit.com under the tab “About Us,” and then under the heading “Investor Relations” or, alternatively, by directing a request by telephone or mail to CIT Group Inc., One CIT Drive, Livingston, New Jersey 07039, (866) 542-4847. Participants in the Solicitation  First Citizens, CIT, and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of each of First Citizens and CIT in connection with the proposed merger under the rules of the SEC. Certain information regarding the interests of the directors and executive officers of First Citizens and CIT and other persons who may be deemed participants in the solicitation of the stockholders of First Citizens or of CIT in connection with the proposed merger and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the proposed merger, which will be filed with the SEC. Additional information about First Citizens, the directors and executive officers of First Citizens and their ownership of First Citizens common stock can also be found in First Citizens’ definitive proxy statement in connection with its 2020 annual meeting of stockholders, as filed with the SEC on February 26, 2020, and other documents subsequently filed by First Citizens with the SEC. Additional information about CIT, the directors and executive officers of CIT and their ownership of CIT common stock can also be found in CIT’s definitive proxy statement in connection with its 2020 annual meeting of stockholders, as filed with the SEC on April 2, 2020, and other documents subsequently filed by CIT with the SEC. These documents can be obtained free of charge from the sources described above.

Presentation Highlights and Presenters Highlights Today’s Presenters Pro Forma Overview of the Combined Company Transaction Structure Strategic Rationale Frank B. Holding Jr. Chairman & Chief Executive Officer Ellen R. Alemany Chairwoman & Chief Executive Officer Craig L. Nix Chief Financial Officer John J. Fawcett Chief Financial Officer

Transformational Partnership Creates a Top-Performing Commercial Bank 2022 EPS accretion and assumes targeted cost savings are fully realized At closing, includes full impact of one-time merger expenses for illustrative purposes Pro forma at closing, including the estimated impact of purchase accounting, the establishment of the CECL reserve and ~31% of merger charges expensed at or prior to closing and the remainder within year one Financially Attractive 50%+ potential earnings per share accretion¹ ~30% potential tangible book value per share accretion, inclusive of conservative balance sheet marks² Targeted cost savings of 10% of combined non-interest expense base, or ~$250 million fully-phased in Top 20 U.S. Bank with over $100B in Assets and over $85B in Deposits Enhanced scale to drive growth, improve profitability and enhance shareholder value Positioned to leverage First Citizens’ unique deposit franchise, at a current cost of 13 bps, with CIT’s leading national commercial lending franchise, which has strong market share in multiple industries Creates diversified deposit strategy by combining with CIT’s rapidly growing homeowner’s association business (HOA or CAB), leading direct online bank and complementary Southern California retail branch network Combined company is well-positioned to leverage both companies’ technology expertise and full suite of products to enhance the customer experience Experienced & Respected Management Teams with Strong Integration Experience Strong brands, robust customer relationships and similar cultures expected to reduce integration risk First Citizens brings a long history of driving shareholder value through selective acquisitions and effective integrations CIT is a well-regarded brand and a market leader in commercial business lines, all of which will be retained and strengthened in the combined organization Thorough due diligence completed by both companies, including a detailed review of both companies’ credit portfolios Long-Term Shareholder Value Creation Long-term objective to drive shareholder value through tangible book value growth Well-positioned for long-term value creation through strong earnings and a stable and growing low-cost deposit base, supported by strong asset quality and risk management Combined institution creates a full-service, diversified consumer and commercial bank operating in high-growth markets throughout the Southeast, Western and Eastern U.S. Strong capital levels (~9.4% Tier I Common Equity³ at closing) expected to support continued growth and enhanced capital management strategies over time

Transformational Partnership Creates a Top-Performing Commercial Bank Creating Valuable Scale, Continuing Top-Tier Profitability & Bolstering National Market Presence Includes rail and leasing assets Note: Financial data as of September 30, 2020, asset rank excludes non-U.S. banks financial institutions. Major MSAs defined as having a population greater than 500,000. 2022 projections for CIT Group based on wall street consensus estimates as reported by FactSet Source: S&P Global Market Intelligence; FactSet California Arizona New Mexico Texas Oregon Washington Wisconsin Oklahoma Colorado Missouri Florida Georgia Tennessee West Virginia South Carolina North Carolina (HQ) Virginia Maryland Kansas Nebraska Nevada $110B Total Assets 90% Loan¹ / Deposit Ratio 0.53% Cost of Deposits Increased Scale ~1.0% ’22 Proj. ROAA ~13.0% ’22 Proj. ROATCE ~55% ’22 Proj Efficiency Enhanced Profitability 46 Major MSAs Served #19 Largest U.S. Bank by Assets 22 States Served Complementary Market Positioning Standalone Standalone $49B Total Assets $42B Total Deposits $33B Gross Loans Scale ~0.9% ’22 Proj. ROAA ~11.2% ’22 Proj. ROATCE ~64% ’22 Proj Efficiency Profitability 42 Major MSAs Served #31 Largest U.S. Bank by Assets 10.4% ’21-’26 Proj. HHI Growth Markets $61B Total Assets $45B Total Deposits $45B Gross Loans¹ Scale ~0.7% ’22 Proj. ROAA ~8.6% ’22 Proj. ROATCE ~60% ’22 Proj Efficiency Profitability 14 Major MSAs Served #23 Largest U.S. Bank by Assets 12.2% ’21-’26 Proj. HHI Growth Markets Hawaii First Citizens (550) CIT Group (92) 125+ Year Operating History 100+ Year Operating History A Nationwide Franchise with: 640+ Locations ~11,000+ Associates

Attractive Potential Pro Forma Results Opportunity for Significant Capital Accretion from Enhanced Profitability Profile Note: Includes major exchange-trade banks headquartered in the U.S. with assets between $50B and $225B, excluding foreign banks, specialty banks and trust banks; 2022 projections based on wall street consensus estimates as compiled and reported by FactSet 2022E ROAA (%): 2022E ROATCE (%): 2022E Efficiency Ratio (%): Pro Forma Pro Forma Pro Forma Enhanced profitability Attractive operating metrics Higher potential returns Ability to compete more effectively and invest in our customers Strong earnings generation supporting capital build

Transformational Partnership Creates Balanced Commercial Bank Differentiated Capabilities Strong, low-cost core deposit base High-quality balance sheet with excess liquidity Strong credit quality and credit culture Operates in both high growth and stable markets Robust retail banking presence and expertise in CRE lending Strong wealth management platform History of acquiring and integrating bank acquisitions Strong and experienced management team Differentiated Capabilities Strong commercial-focused bank with a long-lived history in core businesses Unique presence across key commercial business lines including commercial finance, equipment finance, small business, commercial real estate, rail, factoring, etc. Strong brand recognition Robust ‘big bank’ infrastructure and risk management practices Strategic transformation from a FinCo to a Bank Strong and experienced management team Creates a Top-Performing Commercial Bank Complementary combination of strong First Citizens retail with CIT expertise in commercial Strong core deposit franchise with a robust and diverse funding profile Balanced and diversified loan portfolio across both commercial and consumer assets Creates top 20 U.S. bank Scale benefits allow for greater leverage in technology and marketing Broad geographic footprint on a national basis with strong customer reach Enhances operating performance, profitability and capital generation at the combined company Pro forma company generates capital quickly over time

CIT: A Transformed Bank that Complements First Citizens Significantly De-Risked Balance Sheet Note: 2007 balance represents gross loans and leases, including rail and unfunded commitments; September 30, 2020 information includes loans and leases, including rail Aligns with First Citizens’ current lending Similar to First Citizens’ lending focus with additional complexity or geography Highly specialized; CIT deep expertise 2007: $75 billion Discontinued Operations Student Loans Commercial Air International Equipment Finance More-cyclical Cash Flow lending NACCO Sub-prime and reverse mortgages Community Banking Consumer Lending Consumer Mortgage SBA Lending Capital Finance Middle Market C&I RE Finance Large Ticket C&I Equipment Finance Healthcare TMT Sponsor Finance Rail Aviation Marine Energy Factoring 34% 12% 2% 7% 15% 7% 9% 8% 5% Discontinued Operations Consumer Mortgage CRE Equipment Finance Cash Flow ABL Asset Backed Factoring Rail 53% 18% 28% Q3 2020: $45 billion CIT is positioned as a leading commercial bank, aligning with First Citizens’ target market strategy it has been executing on for over 30 years CIT has reduced asset risk and liquidity risk over time through non-core asset dispositions and exits CIT divested non-core assets both managing and mitigating risk, with additional opportunities to lend to larger customers and reduce risk with First Citizens’ risk management practices and risk profile CIT has built risk management infrastructure for a $100 billion + asset bank Further Strengthened with First Citizens

CIT’s Core Businesses: Strategically Compelling 2020 Monitor 100 listing Internal estimate based on data from SEC filings, company presentations, Progressive Railroading and UMLER, as of 2Q2020. Commercial Banking Consumer Banking Commercial Finance Business Capital Real Estate Finance Rail Business Complements First Citizens Business CIT’s Strength and Positioning National franchise with significant economies of scale Deliver event-driven and strategic financing needs to its commercial clients given product, industry and capital market expertise Experienced market leader in factoring services Top 10 national direct bank delivering savings products with ease of a digital bank Efficient branch network in Southern California with excellent customer service and a strong presence in the local community Robust CAB deposit platform Innovative technology which provides speed of execution and valued solutions Top 4 bank provider of equipment financing¹ Deep expertise in construction and reposition / bridge lending Speed and reliability drive long-term relationships with leading sponsors 3rd largest rail equipment lessor in North America² Young and diverse fleet with broad market coverage, servicing a wide range of industries Bank client relationships across their lifecycle from small business through mid-corporate Ability to leverage First Citizens’ card and payment products to CIT’s client base Complementary SBA model Meaningful advantage in funding and larger balance sheet CIT brings best in class technology, such as scoring methodology and straight through processing Ability to lever CIT’s leasing knowledge with First Citizens’ Medical and Dental relationships CIT’s real estate finance function has performed well since inception Aligns with First Citizens lending vertical; provides an opportunity to expand scope and scale Potential to lower funding costs by moving Rail from holding company to bank Short-term nature of lease contracts mitigates credit risk Full retail product offering to CIT’s 500k+ customers Accelerates build-out of California presence Mortgage business doubled in size Significantly scales First Citizens’ CAB business and leverages CIT’s proprietary software capabilities Meaningful wealth management opportunities

Substantial Due Diligence Efforts Support Transaction Rationale 170 professionals, including advisors and consultants First Citizens Diligence Effort (on CIT) Consumer loan portfolio Commercial loan portfolio Factoring and Rail Portfolios Reviewed credit policies, procedures and performance and loan files Top lending relationship exposure Nonperforming loans Random sampling of credit files across CIT’s defined risk rating grades Third party credit review supplementing First Citizens review of Sponsor Finance, ABL, Aviation, Maritime, Energy, Factoring and Rail 95 professionals, including advisors and consultants CIT Diligence Effort (on First Citizens) Commercial loan portfolio Consumer loan portfolio Top lending relationship exposure Nonperforming loans Random sampling of credit files across First Citizens’ defined risk rating grades Third party credit review supplementing CIT’s review of First Citizens’ loan portfolio Business Capital Diligence Snapshot Diligence Focus Areas Total Diligence Participants Credit Diligence Approach¹ Rail Business Credit Underwriting & CECL Internal Audit & Legal Regulatory & Compliance Marketing & Communications Commercial Banking Consumer Banking Risk Management Information Technology & Operations Finance, Tax & Accounting Human Resources Loan rating categories as defined by the respective companies

Complementary and Well-Reserved Loan Portfolios Excludes PPP loans Pie chart excludes purchase accounting marks; pro forma dollar balances and reserves include fair value and purchase accounting adjustments PCD and Non-PCD designation and reserve levels as developed by First Citizens based on due diligence findings; includes PCD gross-up for reserves and estimated purchase accounting adjustments Source: Company documents; Note: Factoring balance represents on-balance sheet amount of $1.9B and excludes $1.8B of off-balance sheet exposure. 0.97% Reserve³ $63.1B Non-PCD Loans¹ 9.97% Reserve³ $11.7B PCD Loans³ 2.38% Reserve³ $74.8B Total¹,³ 24% 42% 4% 15% 10% 5% 18% 17% 33% 12% 16% 4% 20% 28% 2% 25% 7% 2% 9% 4% 2 Pro Forma Strong commercial lending focus with essential, core consumer retail products Geographically diversified and balanced loan portfolio Unique and differentiated lending verticals are a source of strength CRE / Total RBC: 141%³ 3%

Summary of Transaction Terms Based on First Citizens closing price of $353.32 as of October 15, 2020 Terms of the newly issued series of First Citizens preferred will be, taken as a whole, not materially less favorable than the terms of the currently outstanding CIT preferred shares Exchange Ratio and Consideration 100% stock consideration 0.062 shares of First Citizens Class A common stock for each share of CIT common stock Implied value of $21.91 per share1,2 Pro Forma Ownership ~61% First Citizens / ~39% CIT Frank Holding, Jr. to be Chairman and CEO of the combined company Ellen Alemany to be an Executive and Board member as Vice Chairwoman of the combined company Craig Nix to be Chief Financial Officer of the combined company Key CIT business line executives to join First Citizens franchise in current leadership positions Executive Leadership Three CIT board members expected to be added to First Citizens current board, including Ellen Alemany Pro forma Board of Directors will consist of 14 Directors Board of Directors Raleigh, North Carolina Headquarters First Citizens and CIT shareholder approval Customary regulatory approvals Anticipated closing in the first half of 2021 Timing and Approvals Significant operations in New York, Pasadena, Omaha, Phoenix, Jacksonville, Fla., New Jersey and Columbia, S.C.

Key Financial Assumptions Targeted net income to common for First Citizens provided by First Citizens' Management; CIT EPS estimates based on wall street consensus EPS estimates as compiled and reported by FactSet Assumes ~31% of merger charges expensed at or prior to closing and the remainder within year one. TBVPS accretion represents the impact with the full merger charge. Capital ratios shown assuming the phase-in of merger charges Earnings Projections¹ First Citizens earnings estimates of $43.57 and $46.08 per share for 2021 and 2022, respectively CIT earnings estimates of $2.29 and $4.22 per share for 2021 and 2022, respectively Merger Costs² $445 million (pre-tax), or approximately 1.8x of targeted cost savings ~10% of combined non-interest expense base, or ~$250 million fully-phased in 50% realized 2021, 100% in 2022 Targeted Cost Savings Net fair value and credit marks to CIT loan portfolio of approximately $970 million, including: PCD loan credit discount of $1.14 billion PCD loan liquidity discount of $218 million Non-PCD loan liquidity discount of $101 million Write-up of current discount on CIT’s legacy consumer mortgages of $487 million Reversal of CIT’s projected loan loss reserve of $1.2 billion Net write-down of CIT’s deferred tax asset of $150 million Net write-up of CIT funding liabilities of ~$350 million (negative impact to equity) Equity consideration and merger purchase accounting impact of $2.6 billion Estimated Pre-Tax Purchase Accounting Adjustments $1.78 billion pro forma ACL Reserve (2.4% ACL Reserve Coverage, ex. PPP) $1.14 billion PCD CECL Reserve (10.2% ACL Reserve Coverage on CIT PCD loans and leases) $0.42 billion Non-PCD CECL Reserve (1.2% ACL Reserve Coverage on CIT Non-PCD loans and leases) $0.22 billion legacy First Citizens Reserve (legacy PCD and Non-PCD) Estimated CECL Reserve

Summary Projected Financial and Capital Impact 2022 EPS accretion assumes targeted cost savings are fully realized TBVPS accretion represents the impact with the full merger charge Pro forma at closing, including the estimated impact of purchase accounting, the establishment of the CECL reserve and ~31% of merger charges expensed at or prior to closing and the remainder within year one 2022E Earnings Per Share Accretion¹ +50% Financial Impact Tier 1 Leverage³ ~8.2% Estimated Capital Ratios at Closing Tangible Book Value Per Share Accretion² ~30% Common Equity Tier 1³ ~9.4% Tier 1 Risk Based Capital³ ~10.5% Total Risk Based Capital³ ~12.5%

Value of Potential Total Synergies Accrues to All Shareholders Illustrative Value Creation Expected Cost Synergies Breakout and Commentary $250M of pre-tax cost synergies (fully phased-in): ~10% of combined operating expenses, excluding depreciation and other operating expenses associated with rail Elimination of redundancies and duplication will enhance operating leverage going forward Provides additional ability for reinvestment in technology Pro forma emphasis on technology and digital strategies Both companies have experience in successful M&A integrations and a history of executing on cost savings opportunities Total Cost Synergies: $250M 5% 25% 60% Note: Capitalized value of cost synergies reflects $198M in annualized after-tax cost synergies, multiplied by a 10.0x P/E multiple, net of one time after-tax restructuring charges of $358M; Capitalized value is not discounted to present value Source: Management Guidance; S&P Global Market Intelligence; Market capitalization as of October 15, 2020 10% Pro Forma ~30%

Significant Opportunity to Optimize Pro Forma Balance Sheet (Upside Not Modeled in Targeted Financials) Thomson Reuters LoanConnector as of the six months ending June 30, 2020; deals include transactions of $500 million or less Inframation league table rankings as of 1H 2020 Optimizing the Balance Sheet Funding / yield mismatch can drive enhanced returns First Citizens’ cost of deposits is 13 bps and has strong liquidity Target reduction of $8B in wholesale liabilities Lower funding costs can allow CIT platforms to compete upstream for higher quality credit against money center banks and super-regionals Opportunity to further reduce funding costs by moving rail and factoring assets into the bank Support organic growth Capital management Continue acquisitions Excess Capital Provides an Attractive Decision Tree Dealer Finance Business Credit Underwriting Wealth Direct Commercial & Industrial Consumer Banking Delivers Product and Industry Expertise to Each Others’ Client Base Enhanced Outlook as an Issuer and an Acquiror due to Increased Size and Diversification Top 15 arranger of middle-market sponsored deals¹ Top 5 arranger of middle market Healthcare deals¹ Top 3 arranger of Power & Renewable Projects² Top provider of Factoring services Leading investor commercial real estate lender

Transformational Partnership Beneficial for All Constituents Clients Shareholders Employees Communities Greater capabilities and expanded product suite Ability to maintain clients across their lifecycle Capitalizes on both company’s investment in technology and platforms Diversified client base and scope More efficient go-to-market strategy Extends expertise and broadens business lines to reach a larger number of clients Expect 50%+ earnings accretion Significant tangible book value accretion of ~30% Realization of significant franchise value and creates meaningful scale Combined company with strong profit potential Capitalized value of targeted cost savings represents significant potential market value creation Positions the combined company to compete with larger national banks Shared values and company missions Both companies have a strong focus on diversity, inclusion and employee development Creates ability to make additional investments within the combined organization Complementary businesses with a strong cultural fit Strong risk management culture and bolsters opportunities within the organization Larger company provides additional career opportunities and mobility Strong commitment to advance economic inclusion and equity in the communities that both organizations serve Corporate, social, environmental and governance responsibility is a strong focus for both organizations that will remain a priority Limited overlap and differentiated models minimizes disruption to the communities we serve Significant focus to aid communities impacted by the COVID-19 Pandemic

Combination Provides Significant Opportunity to Create Long Term Shareholder Value Financial strength to grow and pursue new opportunities Expands market reach, product offering and scale to better serve customers Strong and complementary culture Significant tangible book value and EPS accretion Creates a top-performing commercial bank with market leading businesses

Appendix: Additional Information

Combination Provides a Full Suite of Commercial and Consumer Products Source: Company filings and websites Pro Forma Pro Forma Lines of Business & Products Lines of Business & Products

Competitive Funding Position with an Acceleration of Strategic Initiatives Note: Information as of September 30, 2020 Further streamlined underwriting and delivery model Increased scale and improved funding costs allows pro forma company to compete for larger borrower relationships Small business services / leasing platform mirrors First Citizens’ small business clientele and adds new revenue streams Ability to maintain clients across life-cycle from small business through mid-corporate New product capabilities for both company’s clients (e.g. CIT’s vendor leasing program, First Citizens’ merchant services and insurance services) Meaningful presence in Southern California for brand expansion and repositioning Ability to better compete with increasing amount of Fintech and non-bank competitors Deep talent pool for increased operating leverage Expanded and new product capabilities for both banks’ clients (e.g. ABL, capital markets, merchant card, wealth management, etc.) Immediately lowers reliance on high cost deposits and wholesale funding / targets reductions of higher cost liabilities Track record of low cost deposits regardless of interest rates Robust technology platform with ability to optimize funding sources and costs First Citizens’ Cost of Deposits 0.13% Pro Forma Cost of Deposits: 0.53% CIT Cost of Deposits 0.91% Competitive Funding Position Acceleration of Strategic Initiatives

Estimated Earnings Per Share Impact 2022 Estimated Run-rate Earnings, Including Targeted Cost Savings Targeted net income to common provided by First Citizens' Management Projections based on wall street consensus EPS estimates as compiled and reported by FactSet

Pro Forma Tangible Book Value Per Share First Citizens Standalone (3Q’20) Est. Growth To Close First Citizens Est. at Close (1Q’21) Equity Consideration and Merger Purchase Accounting Impact Pro Forma TBVPS Sub-Total Est. Total Restructuring Costs¹ Pro Forma TBVPS Sub-Total Net CECL Impact of Reserve on Acquired Loans Pro Forma TBVPS Cumulative Impact Individual Component Impact (5%) (4%) ~42% ~35% ~30% Core Deposit Intangible Established Includes full impact of one-time merger expenses for illustrative purposes

First Citizens Has Proven Track Record of Building Shareholder Value Represents the tangible book value per share as of the most recent quarter assuming TBV accretion impact from transaction with full merger charges Regional Banks reflects the constituents of the KBW Regional Banking Index Note: Financial data as of September 30, 2020; Market data represents October 15, 2005 through October 15, 2020; Source: S&P Global Market Intelligence Historical Tangible Book Value per Share ($) Total Shareholder Return (%) CAGR: ’04 – Pro Forma: 10% Last Fifteen Years Regional Banks² ~148% above Regional Banks² 1